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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                               AMENDMENT NO. 9

                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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This Amendment No. 9 amends and supplements the Schedule 14D-9 filed with the
Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.



ITEM 3. IDENTITY AND BACKGROUND.



        Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:


        On April 16, 1997, the Board of Directors of Healthdyne authorized Healthdyne to enter into a Noncompetition Agreement with Robert M. Johnson, Senior Vice President - Business Development. The Noncompetition Agreement provides that in the event Mr. Johnson's employment with Healthdyne is terminated or Mr. Johnson terminates employment for good reason (e.g., loss or reduction of title, responsibility, pay or benefits) within two years following a Change in Control (as defined in the Agreement), Mr. Johnson agrees not to compete for a period of eight months in any material respect with Healthdyne. The Noncompetition Agreement also provides that Mr. Johnson will receive severance benefits (including severance payments equal to two times his average annual compensation from Healthdyne for the five years ending prior to his termination) upon such a termination of employment. The other terms and conditions of the Noncompetition Agreement are identical to similar agreements between Healthdyne and certain of its executive officers. A copy of the Noncompetition Agreement is filed as Exhibit 37 hereto.









ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



        On April 14, 1997, Healthdyne filed a Motion to Amend its Answer to Plaintiffs' Complaint to add a counterclaim (the "Proposed Counterclaim") asking the District Court to determine that Invacare's proposed bylaw amendment requiring the existing board to eliminate the Continuing Director Provision in the Rights Agreement is in violation of Georgia law and asking the Court to grant an injunction prohibiting Invacare from soliciting proxies in support of such proposed amendment. Healthdyne also filed a Motion for Summary Judgment on the Proposed Counterclaim on the same day. Copies of the Proposed Counterclaim and the memorandum of law in support of Healthdyne's Motion for Summary Judgment on the Proposed Counterclaim are set forth as Exhibits 38 and 39, respectively.


        On April 17, 1997, Healthdyne issued a press release, a copy of which is attached hereto as Exhibit 40, announcing the meeting date and the record date for Healthdyne's 1997 Annual Meeting of Shareholders.


        On April 17, 1997, Parker H. Petit, Chairman of the Board of Healthdyne, issued a letter to Healthdyne shareholders, a copy of which is attached hereto as Exhibit 41.














ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit 37 --  Noncompetition Agreement between Healthdyne and Robert M.
               Johnson

Exhibit 38 --  Proposed Counterclaim filed by Healthdyne on April 14, 1997

Exhibit 39 --  Memorandum of Law in Support of the Motion for Summary Judgment
               on the Proposed Counterclaim filed by Healthdyne on April 14,
               1997

Exhibit 40 --  Press release issued by Healthdyne on April 17, 1997

Exhibit 41 --  Letter to shareholders dated April 17, 1997 from Parker H. Petit

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer


Dated: April 17, 1997

                                                                      EXHIBIT 37


                           NON-COMPETITION AGREEMENT


     This Non-competition Agreement ("Agreement") effective April 16, 1997 between Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and Robert M. Johnson (the "Executive").

     WHEREAS, the Company's Board of Directors has determined that it is appropriate to provide security to the Company by preventing competition from members of the Company's executive management, including the Executive, in the event of their termination of employment with the Company following a Change in Control, as defined herein; and

     WHEREAS, the Board of Directors has further determined that it is appropriate to reinforce and encourage the continued attention and dedication of members of the Company's management, including the Executive, to their assigned duties without distraction in potentially disturbing circumstances arising from the possibility of a Change in Control; and

     WHEREAS, the benefits payable by the Company to the Executive as provided herein are intended to ensure that the Executive receives reasonable compensation in return for the Executive's agreement not to compete with the Company in the event of the Executive's termination of employment with the Company following a Change in Control;

     NOW, THEREFORE, this Agreement sets forth the compensation which the Company agrees it will pay to the Executive and the terms by which the Executive agrees not to compete with the Company if the Executive's employment with the Company terminates under one of the circumstances described herein following a Change in Control.

     1. Term. This Agreement shall terminate upon the earliest of (i) two years from the date hereof if a Change in Control has not occurred within such two year period; (ii) the Date of Termination of the Executive based on death, Disability (as defined in Section 3(b)), Retirement (as defined in Section 3(c)) or Cause (as defined in Section 3(d)) or by the Executive other than for Good Reason (as defined in Section 3(e)); (iii) two years from the date of a Change in Control (as defined in Section 2) if the Executive's employment with the Company has not terminated as of such time; and (iv) the date the Company satisfies its obligation, if any, to make payments and provide benefits to the Executive pursuant to Section 4.

     2. Change in Control. For purposes of this Agreement, a Change in Control shall be deemed to have occurred if (a) there shall be consummated (i) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's common stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's common stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, or
(b) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company, or (c) any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 30% of the Company's outstanding Common Stock, or (d) during any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors of the Company shall cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period; provided, however, that, in the absence of a majority vote of the directors specified in subsection (d) of this Section 2 to the contrary, the sale, lease, exchange or other disposition (in one transaction or a series of related transactions) of less than 70% of the total fair market value of all of the assets of the Company immediately prior to such transaction or transactions shall not be deemed to be a Change in Control and provided further that the transaction or transactions which involve the sale, lease, exchange or other disposition of 70% or more of the total fair market value of all of the assets of the Company immediately prior to such transaction or transactions shall be deemed to be a Change in Control even if approved by the Board of Directors of the Company.

     3.   Termination Following Change in Control.

          (a) If a Change in Control shall have occurred while the Executive is still an employee of the Company, the Executive shall be entitled to the compensation and benefits provided in Section 4 upon the subsequent termination of the Executive's employment with the Company by the Executive or by the Company during the term of this Agreement, unless such termination is as a result of (i) the Executive's death; (ii) the Executive's Disability; (iii) the Executive's Retirement; (iv) the Executive's termination by the Company for Cause; or (v) the Executive's decision to terminate employment other than for Good Reason.

          (b) Disability. The term "Disability" as used in this Agreement shall mean termination of the Executive's employment by the Company as a result of the

Executive's incapacity due to physical or mental illness, provided that the Executive shall have been absent from his duties with the Company on a full-time basis for six consecutive months and such absence shall have continued unabated for 30 days after Notice of Termination as described in
Section 3(f) is thereafter given to the Executive by the Company.

          (c) Retirement. The term "Retirement" as used in this Agreement shall mean termination of the Executive's employment by the Company based on the Executive's having attained age 65 or such other retirement age as shall have been established pursuant to a written agreement between the Company and the Executive.

          (d) Cause. The term "Cause" for purposes of this Agreement shall mean the Company's termination of the Executive's employment on the basis of criminal or civil fraud on the part of the Executive involving a material amount of funds of the Company. Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Company's Board of Directors at a meeting of the Board called and held for such purpose (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive's counsel, to be heard before the Board) finding that in the good faith opinion of the Board the Executive was guilty of conduct set forth in the first sentence of this Section 3(d) and specifying the particulars thereof in detail. For purposes of this Agreement only, the preparation and filing of fictitious, false or misleading documents in connection with any federal, state or other healthcare program, or any other violation of any rule or regulation in respect of any federal, state or other regulatory program by the Company or any subsidiary of the Company shall not be deemed to constitute "criminal fraud" or "civil fraud".

          (e) Good Reason. For purposes of this Agreement, "Good Reason" shall mean any of the following actions taken by the Company without the Executive's express written consent:

               (i) The assignment to the Executive by the Company of duties inconsistent with, or the reduction of the powers and functions associated with, the Executive's position, duties, responsibilities and status with the Company immediately prior to a Change in Control, or an adverse change in the Executive's titles or offices as in effect immediately prior to a Change in Control, or any removal of the Executive from or any failure to re-elect the Executive to any of such positions, except in connection with the termination of his employment for Disability, Retirement or Cause or as a result of the Executive's death or by the Executive other than for Good Reason;


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               (ii)   A reduction by the Company in the Executive's base salary
as in effect on the date hereof or as the same may be increased from time to time during the term of this Agreement or the Company's failure to increase (within 12 months of the Executive's last increase in base salary) the Executive's base salary after a Change in Control in an amount which at least equals, on a percentage basis, the average annual percentage increase in base salary for all officers of the Company effected in the preceding 36 months;

               (iii) Any failure by the Company to continue in effect any benefit plan, program or arrangement (including, without limitation, any profit sharing plan, group annuity contract, group life insurance supplement, or medical, dental, accident and disability plans) in which the Executive is participating at the time of a Change in Control (or any other plans providing the Executive with substantially similar benefits) (hereinafter referred to as "Benefit Plans"), or the taking of any action by the Company which would adversely affect the Executive's participation in or materially reduce the Executive's benefits under any such Benefit Plan or deprive the Executive of any fringe benefit enjoyed by the Executive at the time of a Change in Control;

               (iv) Any failure by the Company to continue in effect any incentive plan or arrangement (including, without limitations, any bonus or contingent bonus arrangements and credits and the right to receive performance awards and similar incentive compensation benefits) in which the Executive is participating at the time of a Change in Control (or any other plans or arrangements providing him with substantially similar benefits) (hereinafter referred to as "Incentive Plans") or the taking of any action by the Company which would adversely affect the Executive's participation in any such Incentive Plan or reduce the Executive's benefits under any such Incentive Plan, expressed as a percentage of his base salary, by more than five percentage points in any fiscal year as compared to the immediately preceding fiscal year, or any action to reduce Executive's bonuses under any Incentive Plan by more than 20% the average annual bonus previously paid to Executive over the preceding one fiscal years;

               (v) Any failure by the Company to continue in effect any plan or arrangement to receive securities of the Company (including, without limitation, the Company's Stock Option Plan, Stock Option Plan II and any other plan or arrangement to receive and exercise stock options, stock appreciation rights, restricted stock or grants thereof) in which the Executive is participating or has the right to participate in at the time of a Change in Control (or plans or arrangements providing him with substantially similar benefits) (hereinafter referred to as "Securities Plans") or the taking of any action by the

Company which would adversely affect the Executive's participation in or materially reduce the Executive's benefits under any such Securities Plan;

               (vi) A relocation of the Company's principal executive offices to a location outside of Marietta, Georgia, or the Executive's relocation to any place other than the location at which the Executive performed the Executive's duties prior to a Change in Control, except for required travel by the Executive on the Company's business to an extent substantially consistent with the Executive's business travel obligations at the time of a Change in Control;

               (vii) Any failure by the Company to provide the Executive with the number of paid vacation days (or compensation therefor at termination of employment) accrued to the Executive through the date of a Change in Control, together with any earned but unused vacation days for the vacation year in question;

               (viii) Any material breach by the Company of any provision of this Agreement;

               (ix) Any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company effected in accordance with the provisions of Section 6(a) hereof;

               (x) Any purported termination of the Executive's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 3(f), and for purposes of this Agreement, no such purported termination shall be effective; or

               (xi) Any attempt by the Company to require that the Executive enter into a non-competition agreement with the Company where the terms of such agreement as to its scope or duration are greater than the terms set forth in
Section 5 hereof.

          (f) Notice of Termination. Any termination of the Executive's employment by the Company for a reason specified in Section 3(b), 3(c) or 3(d) shall be communicated to the Executive by a Notice of Termination prior to the effective date of the termination. For purposes of this Agreement, a "Notice of Termination" shall mean a written notice which shall indicate whether such termination is for the reason set forth in Section 3(b), 3(c) or 3(d) and which sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated. For purposes of this Agreement, no termination of the

Executive's employment by the Company shall constitute a termination for Disability, Retirement or Cause unless such termination is preceded by a Notice of Termination.

          (g) Date of Termination. "Date of Termination" shall mean (a) if the Executive's employment is terminated by the Company for Disability, 30 days after a Notice of Termination is given to the Executive (provided that the Executive shall not have returned to the performance of the Executive's duties on a full-time basis during such 30-day period) or (b) if the Executive's employment is terminated by the Company or the Executive for any other reason, the date on which the Executive's termination is effective; provided that, if within 30 days after any Notice of Termination is given to the Executive by the Company the Executive notifies the Company that a dispute exists concerning the termination, the Date of Termination shall be the date the dispute is finally determined whether by mutual agreement by the parties or upon final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected).

     4.   Compensation and Benefits upon Termination of Employment.

          (a) If the Company shall terminate the Executive's employment after a Change in Control other than pursuant to Section 3(b), 3(c) or 3(d) and Section 3(f), or if the Executive shall terminate his employment for Good Reason, then the Company shall pay to the Executive, in consideration of the Executive's adherence to the terms of Section 5 hereof, the following:

               (1) On the fifth day following the Date of Termination, the Company shall pay the Executive in cash an amount two times the Executive's average annual compensation from the Company and Healthdyne, Inc. ( as reported on Form W-2 pursuant to applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code")) for the five years ending prior to the Date of Termination, less $1.00.

               (2) For a period of two years following the Date of Termination, the Executive and anyone entitled to claim under or through the Executive shall be entitled to all benefits under the group hospitalization plan, health care plan, dental care plan, life or other insurance or death benefit plan, or other present or future similar group employee benefit plan or program of the Company for which key executives are eligible at the date of a Change in Control, to the same extent as if the Executive had continued to be an employee of the Company during such period and such benefits shall, to the extent not fully paid under any such plan or program, be paid by the Company.


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               (3)    For a period of two years after the Date of Termination,
the Company shall allow the Executive to utilize for his business and personal use any company-leased automobile previously furnished to him or an equivalent type and style of automobile and shall reimburse the Executive for the maintenance and repair costs of such automobile and extend full insurance coverage relating to such automobile in favor of the Executive, as additional named insured, during such two year period. In addition, the Executive shall be entitled, at the Executive's sole discretion, to exercise any option to acquire such automobile pursuant to the terms which may be provided in the lease agreement for the automobile in question.

          (b) The parties hereto agree that the payments provided in Section 4(a) hereof are reasonable compensation in consideration of the Executive's adherence to the terms of Section 5 hereof. Neither party shall contest the payment of such benefits as constituting an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code. In the event that the Executive becomes entitled to the compensation and benefits described in
Section 4(a) hereof (the "Compensation Payments") and the Executive becomes subject to the tax imposed by Section 4999 of the Code (the "Excise Tax") as a result of such Compensation Payments and any other benefits or payments required to be taken into account under Code Section 280G(b)(2) ("Parachute Payments"), the Company shall pay to the Executive at the time specified in
Section 4(a) above an additional amount (the "Gross-Up Payment") such that the net amount retained by the Executive, after deduction of any Excise Tax on the Parachute Payments and any Federal, state and local income tax and Excise Tax upon the payment provided for by this paragraph, shall be equal to the Parachute Payments determined prior to the application of this paragraph. For purposes of determining the amount of the Parachute Payments, no payments or benefits shall be included if, in the opinion of tax counsel selected by the Company's independent auditors and acceptable to the Executive, such payments or benefits (in whole or in part) do not constitute Parachute Payments, or such payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code. The value of any non-cash benefits or any deferred payment or benefit shall be determined by the Company's independent auditors. For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay Federal income taxes at the highest marginal rate of Federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rates of taxation in the state and locality of the Executive's residence on the Date of Termination, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes. In the event that the Excise Tax payable by the Executive is subsequently determined to be less than the amount taken into account hereunder at the time of termination of the Executive's employment, the Executive shall repay to the Company at the time that the amount of such



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reduction in Excise Tax is finally determined the portion of the Gross-Up
Payment attributable to such reduction plus interest on the amount of such repayment at the rate provided for in Section 1274(b)(2)(B) of the Code ("Repayment Amount"). In the event that the Excise Tax payable by the Executive is determined to exceed the amount taken into account hereunder at the time of the termination of the Executive's employment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest payable with respect to such excess) at the time that the amount of such excess is finally determined ("Additional Gross-up"). The obligation to pay any Repayment Amount or Additional Gross-up shall remain in effect under this Agreement for the entire period during which the Executive remains liable for the Excise Tax, including the period during which any applicable statute of limitation remains open.



     5.   Agreement Not to Compete.

          (a) In return for the Compensation Payments provided under Section 4(a) hereof, the Executive agrees that, for a period of eight (8) months following the Executive's Termination Date that gives rise to such Compensation Payments, he or she, as the case may be, will not, directly or indirectly, alone or in conjunction with any one or more parties, within a fifty (50) mile radius of the intersection of Georgia State Road 400 and Interstate 285 in Atlanta

          (i) manufacture and distribute any one or more of the following medical devices for use in the home: diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, oxygen concentrators and medical nebulizers for the treatment of respiratory disorders, monitors for infants at risk for sudden infant death syndrome and uterine contraction monitoring devices for pregnant women at risk for preterm labor (collectively, the "Competing Products"), or

          (ii) affiliate with or have any interest in (as a shareholder, owner (excluding ownership of less than two percent of the stock of a corporation, the shares of which are publicly traded), employee, officer, director, independent contractor, agent or consultant) any business, firm, person, partnership, corporation or other entity that, during its then most recently concluded fiscal year, derived more than 30% of its gross revenues from the manufacture and distribution of any one or more of the Competing Products for use in the home (a "Competing Company"); provided that the applicability restriction in this subsection (ii) shall not apply if the Executive does not provide services directly or indirectly to the Competing Company relating to the Competing Products.

          (b) The Executive and the Company acknowledge and agree that the covenants of the Executive in subsection (a) above (the "Protective Covenants") are reasonable as to time, scope and territory given (i) that the Executive has worked for the Company throughout and even beyond the territory covered by the covenant, (ii) that the Company needs to protect the Company's substantial investment in its client relationships, particularly given the complexity and competitive nature of the business in which the Company is engaged, and (iii) that the Executive has sufficient skills to find alternative, commensurate employment or consulting work in the Executive's field of expertise that would not entail a violation of the covenants.

          (c) In the event of a breach by the Executive of a Protective Covenant, the Company shall have the right to set-off against any sums the Company owes the Executive the amount of any damages incurred or suffered by the Company as a result of the breach. Any such set-off of any such sums against the damages incurred by the Company as a result of any such breach by the Executive shall not be presumed to be in full satisfaction of or as liquidated damages for or as a release of any claim for damages against the Executive that may accrue to the Company as a result of the breach. The parties further agree that any breach or threatened breach of a Protective Covenant by the Executive would result in irreparable injury to the Company, and therefore, in addition to all of the remedies provided at law or in equity, the Executive agrees and consents that the Company shall be entitled to seek a temporary restraining order and a permanent injunction to prevent a breach or contemplated breach of the Protective Covenant.

     6.   No Obligation to Mitigate Damages; No Effect on Other Contractual
Rights.

          (a) All compensation and benefits provided to the Executive under this Agreement are in consideration of the Executive's adhering to the terms set forth in Section 5(a) hereof and the Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer after the Date of Termination, or otherwise.

          (b) The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish the Executive's existing rights, or rights which would accrue solely as a result of the passage of time, under any Benefit Plan, Incentive Plan or Securities Plan, employment agreement or other contract, plan or arrangement.

     7.   Successor to the Company.

          (a) The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, expressly, absolutely and unconditionally to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. Any failure of the Company to obtain such agreement prior to the effectiveness of any such succession or assignment shall be a material breach of this Agreement and shall entitle the Executive to terminate the Executive's employment for Good Reason. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor or assign to its business and/or assets as aforesaid. If at any time during the term of this Agreement the Executive is employed by any corporation a majority of the voting securities of which is then owned by the Company, "Company" as used in Sections 3, 4, 12 and 13 hereof shall in addition include such employer. In such event, the Company agrees that it shall pay or shall cause such employer to pay any amounts owed to the Executive pursuant to Section 4 hereof.

          (b) This Agreement shall inure to the benefit of and be enforceable by the Executive's personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amounts are still payable to him or her hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or the designee or, if there be no such designee, to the Executive's estate.

     8. Notice. For purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt required, postage prepaid, as follows:



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
          If to Company:

                 Healthdyne Technologies, Inc.
                 1255 Kennestone Circle
                 Marietta, Georgia 30066

          If to Executive:

                 Robert M. Johnson
                 4397 Jett Place
                 Atlanta, Georgia 30327

or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     9. Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia.

     10. Validity. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

     11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

     12. Legal Fees and Expenses. The Company shall pay all legal fees, expenses and damages which the Executive may incur as a result of the Executive's instituting legal action to enforce his rights hereunder, or in the event the Company contests the validity, enforceability or the Executive's interpretation of, or determinations under, this Agreement. If the Executive is the prevailing party or recovers any damages in such legal action, the

Executive shall be entitled to receive in addition thereto pre-judgment and post-judgment interest on the amount of such damages.

     13. Severability, Modification. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement, but such remaining provisions shall be interpreted and construed in such a manner as to carry out fully the intention of the parties. Should any judicial body interpreting this Agreement deem any provision of this Agreement to be unreasonably broad in time, territory, scope or otherwise, it is the intent and desire of the parties that such judicial body, to the greatest extent possible, reduce the breadth of such provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

     14. Confidentiality. The Executive acknowledges that he or she has previously entered into, and continues to be bound by the terms of, a Confidentiality Agreement with the Company.

     15. Agreement Not an Employment Contract. This Agreement shall not be deemed to constitute an employment contract between the Company and the Executive, and nothing herein shall be deemed to give the Executive the right to continue in the employ of the Company or to eliminate the right of the Company to discharge the Executive at any time.


     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                                         HEALTHDYNE TECHNOLOGIES, INC.



                                         By
                                           -------------------------------------
                                              Craig B. Reynolds, President
                                              and Chief Executive Officer




                                         ---------------------------------------
                                         Executive -Robert M. Johnson

                                                                      EXHIBIT 38

                     IN THE UNITED STATES DISTRICT COURT
                    FOR THE NORTHERN DISTRICT OF GEORGIA
                              ATLANTA DIVISION



             INVACARE CORPORATION and        :
             I.H.H. CORP.,                   :
                                             :
                               Plaintiffs,   :
                                             : CIVIL ACTION NO.
                                          v. :
                                             : 1:97-CV-0205-CC
             HEALTHDYNE TECHNOLOGIES, INC.,  :
             CRAIG B. REYNOLDS,              :
             J. TERRY DEWBERRY,              :
             ALEXANDER H. LORCH,             :
             J. LELAND STRANGE,              :
             JAMES J. WELLMAN, and           :
             J. PAUL YOKUBINAS,              :
                                             :
                               Defendants.   :



                                COUNTERCLAIM

     Counterclaim plaintiff Healthdyne Technologies, Inc. ("Healthdyne"), by its undersigned counsel, alleges upon knowledge with respect to itself and its acts and upon information and belief as to all other matters, as follows:

     1. Healthdyne is a Georgia corporation with its principal place of business in Marietta, Georgia. Since its founding in the 1980s, Healthdyne has emerged as an innovator and industry leader in the development and manufacturing of proprietary respiratory and sleep disorder products. Among other things, the Company designs, manufactures and distributes high technology diagnostic and therapeutic devices, particularly sleep disorder products, respiratory therapy products and infant and obstetrical monitoring products.
Healthdyne's growth over the years has been impressive, due largely to the timely development of numerous new products, most of which ultimately have achieved leadership in their respective markets. Revenues have grown from approximately $11 million in 1986 to approximately $118 million in 1996.

     2. Invacare is an Ohio corporation with its principal place of business in Elyria, Ohio. Over the past three years, Invacare has approached Healthdyne on several occasions to discuss possible business combination transactions, and on each occasion after due consideration of the Invacare overture, Healthdyne determined not to pursue a transaction with Invacare.

     3. On January 2, 1997, Invacare's chairman sent a letter to Healthdyne's president, Mr. Craig Reynolds, indicating Invacare's continuing interest in a combination and proposing to acquire Healthdyne in a negotiated merger transaction in which shareholders of Healthdyne would receive $12.50 in cash for each share of Healthdyne Common Stock. Following careful consideration and an extensive presentation by Healthdyne's financial advisor, Cowen & Company ("Cowen"), the Healthdyne Board, on January 23,

1997, concluded that Invacare's offer was grossly inadequate from a financial point of view.

     4. On the following Monday, January 27, 1997, Invacare commenced an unsolicited tender offer for all outstanding shares of Healthdyne Common Stock at $13 per share and began litigation against Healthdyne and all of its directors (except Chairman Petit who was personally represented by Invacare's counsel at the time). Invacare also announced its intention to eliminate any Healthdyne shareholders who did not tender by means of a second-step merger. The offer represented a substantial discount from the closing price of the Healthdyne Common Stock at that time. After further financial advice from Cowen and additional discussions, the Healthdyne Board on January 30, 1997 again concluded that the Invacare Offer was "grossly inadequate" from a financial point of view.

     5. On March 31, 1997, more than two months after its initial offer, Invacare increased its offer to $13.50 per share. Two days later, that offer was rejected after careful consideration, and based upon advice from Healthdyne's financial advisors that the price was grossly inadequate. As of this filing, the market price of Healthdyne's stock remains higher than the Invacare offer.

     6. Like thousands of other corporations across the country, Healthdyne has adopted a shareholders Rights Plan, sometimes referred to as a poison pill. Rights plans have almost universally been recognized as not only lawful, but necessary to protect stockholders from the coercive effects of hostile offers. Among other things, a rights plan makes consummation of a tender offer prohibitively expensive, until such time as the rights are redeemed by the board of directors. In this manner, rights plans allow corporate directors the time and negotiating power needed to properly respond to such offers.

     7. As with many rights plans, the Healthdyne Rights Plan includes what is known as a "continuing director" feature. In general, the continuing director feature requires that, in order for the Board of Directors to redeem the rights, the redemption must have been approved by one or more directors who were members of the Board prior to the adoption of the plan, or who were subsequently elected to the board with the recommendation and approval of the other continuing directors. The purpose of the continuing director feature, in general, is to prevent shareholder oppression in the event that a bidder were able to seize a majority position on the Board, by creating shareholder confusion, a false sense of urgency, or otherwise. Under such circumstances, the vote of the continuing directors would be required to redeem the rights. The continuing directors would also be in a position to veto any squeeze-out or other oppressive or unfair transactions directed at shareholders.

     8. On or about March 20, 1997, Healthdyne received from Invacare a notice of business to be brought before the 1997 Annual Meeting of shareholders of Healthdyne (the "Invacare Notice"). A copy of the Invacare Notice is attached to this counterclaim as Exhibit A. Among other things, the Invacare Notice stated that it was Invacare's current intention to appear in person and/or by proxy at the Healthdyne Annual Meeting to introduce certain matters for consideration by the shareholders of Healthdyne. The Invacare Notice further disclosed that Invacare intends to make certain proposals at the Annual Meeting in order to facilitate its Offer and proposed second step merger.

     9. One of the proposals which Invacare says it intends to introduce at the Annual Meeting would prohibit the Healthdyne board of directors from enforcing the validly enacted "continuing director" feature of the Healthdyne Rights Plan, which Invacare has challenged in its Invacare complaint. In particular, shareholder proposal No. (2) identified in the Invacare Notice is as follows:

             a proposal, to be considered prior to election of directors at the Annual Meeting, to amend the Bylaws to provide that the Board of Directors shall have no authority to take any action, or omit to take any action, the effect of which action or omission would be to impose, or permit to continue or be imposed, any limitation (directly or indirectly, and including any such limitation imposed by means of a requirement for concurrence or other action by any particular director or particular type of director), resulting from or becoming operative in light of, in whole or in part, a change of the composition of the Board of Directors (whether or not under specified circumstances), on the exercise by any future Board of Directors of any power or authority that it would otherwise have, including any such limitation on the ability of a Board of Directors to redeem or amend any shareholder rights plan of the Company which limitation results from or becomes operative in light of, in whole or in part, a change in the composition of the Board of Directors (whether or not under specified circumstances). In particular, but not in limitation, such amendment will also specifically provide that the incumbent Board of Directors will be in violation of the Bylaws if such Board, including any requisite group of "continuing directors", fails to immediately take all necessary action (prior to the consideration of the election of directors at the Annual Meeting) to amend any shareholder rights plan of the Company to remove all such limitations. Such amendment will further provide that such Bylaw may not be amended, or any new Bylaw provision which is in any manner inconsistent therewith be adopted, without the approval of the shareholders;

(Emphasis added).

     10. Section 14-2-624 of the Georgia Business Corporation Code (the "GBCC") specifically authorizes directors of Georgia corporations to adopt shareholder rights plans and to define the terms of those plans. Moreover, that section emphasizes the authority of the Board of Directors "to determine, in its sole discretion, the terms and conditions of the rights" issuable pursuant to Section 624. Ga. Code. Ann. Section 14-2-624. In addition, the official Comment to Section 624 further emphasizes that the language [of Section 624] was intended to permit the approach of courts interpreting Delaware law, including the Delaware Supreme Court in Moran v. Household International, Inc., 500 A.2d 1346 (Del.
             1985), which have held that the Board of Directors is authorized to issue rights pursuant to shareholders rights plans. See, e.g. Dynamics Corporation of America v. CTS Corp., 637 F. Supp. 406 (N.D. Ill.), affirmed 794 F.2d 250 (7th Circuit 1986), reversed on other grounds, 107 S.Ct. 1637 (1987). The language rejects the holding of the federal district court for the Northern District of Georgia in West-Point Pepperell, Inc. v. Farley Inc., 711 F. Supp. 1088 (Nov. 14, 1988) and was intended specifically to permit the use by Georgia corporations of shareholder rights plans incorporating both so-called "flip-over" and discriminatory "flip-in" provisions.

(Emphasis added). The official Comment also explains the intended breadth of the statute: "[T]he discretion granted to the board of directors to issue rights...and set their terms under subsection (a) is intended to be limited only by the directors' fiduciary obligations to the corporation."

     11. The continuing director feature in Healthdyne's Rights Plan is similar to provisions which have been included in the rights plans of several Georgia corporations and in the rights plans of corporations nationwide.

     12. Moreover, Georgia law endorses the continuing director concept in both the Georgia Fair Price statute, Ga. Code Ann. Section 14-2-1110, and the Georgia Business Combination statute, Ga. Code Ann. Section 14-2-1132. Specifically, the Fair Price statute defines the term "continuing director" at
Section 1110(6), and provides, among other things, that where a vote is needed to approve a business combination, that business combination must be "(1) unanimously approved by the continuing directors provided that the continuing directors constitute at least three members of the board of directors at the time of such approval; or (2) recommended by at least two-thirds of the continuing directors and approved by a majority of votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination." Ga. Code. Ann. Section 14-2-1111. The Georgia Business Combination
statute similarly provides at Section 1133(b) that a bylaw opting into the statute cannot be repealed without "the affirmative vote of at least two-thirds of the continuing directors...."  Ga. Code Ann. Section
14-2-1133(b). Thus, the Georgia legislature has repeatedly affirmed the importance from the standpoint of public policy of continuing directors in the protection of shareholder rights.

     13. Invacare's attempt to eliminate the Healthdyne continuing director feature through a bylaw amendment is defective under Georgia law. Such a bylaw flies in the face of Section 624 of the GBCC, which broadly and exclusively grants to boards of directors the power to determine the terms of rights plans.

     14. In addition, under Georgia law, the bylaws of a publicly traded corporation such as Healthdyne cannot contain restrictions on the authority of the board of directors. See Ga. Code Ann. Section 14-2-801(b) and Section 14-2-731(c). Although Section 801(b) makes reference to limitations appearing in "bylaws approved by the shareholders", the legislative history of that section makes clear that section 801(b) must be read in conjunction with
Section 731(c), which is not applicable to corporations whose shares are listed on a national securities exchange or regularly quoted in the markets maintained by securities dealers or brokers, such as Healthdyne, which is traded on the NASDAQ National
Market. Moreover, even in the context of private corporations, bylaws limiting the authority of a board of directors may only be adopted by a unanimous vote of "all the shareholders." Ga. Code Ann. Section 14-2-731(c). The official Comment of Section 801(b) emphasizes that:

             subsection (b) should be read in conjunction with Sections 14-2-731(c) which provides that if either articles of incorporation, bylaws, or a separate agreement restrict the power of the board to manage the business, it must be approved by all of the shareholders in order to be insulated from attack as an attempt to manage the corporation as if it were a partnership.

Ga. Code Ann. Section 14-2-801(b), Comment (emphasis added). The official Comment to Section 920 of the GBCC (which regulates private corporations) similarly emphasizes that:

             [A]rrangements permitted for statutory close corporations are also permitted for other corporations, provided the corporation does not have shares traded regularly in public securities markets. . . .All the shareholders must enter
             into the agreement if it is one covered by this section.

Ga. Code Ann. 14-2-920, Comment. Thus, since Healthdyne is a publicly traded Georgia corporation, the authority of Section 731(c) to restrict the authority of the board of directors in a bylaw (which must in any event be unanimously approved by all of the shareholders) is inapplicable.

     15. Invacare apparently agrees that a bylaw cannot limit the authority of Healthdyne's Board. Invacare alleged at Paragraph 48 of its complaint:

             [U]nder O.C.G.A. Section 14-2-801, duly elected directors are empowered to exercise all corporate powers and to direct the management of the business and affairs of the corporation, subject only to limitations contained in the corporation's articles of incorporation. (emphasis added).

Invacare made a similar allegation at paragraph 69 of its complaint:

             Subject only to limitations contained in the articles of incorporation, the duly elected directors are empowered to exercise all corporate powers and to direct the management of the business and affairs of the corporation. (emphasis added).

Because Invacare's bylaw proposal purports to impose limitations on Healthdyne's Board of Directors through a bylaw amendment, it is, by Invacare's own admission, in violation of Georgia law.

     16. In contrast, the continuing director provision in Healthdyne's Rights Plan was adopted pursuant to Section 624 of the GBCC, which authorizes the Board of Directors "in its sole discretion" to determine the terms and conditions of the rights, and further specifically provides that "such terms and conditions need not be set forth in the articles of incorporation." Ga. Code. Ann. Section 14-2-624.

     17. The proposed bylaw which Invacare intends to submit for shareholder approval at the Healthdyne Annual Meeting is thus in violation of Georgia law and is not a proper proposal for consideration at the Healthdyne Annual Meeting.

     18. A determination by this Court with respect to the validity of the proposed bylaw is necessary prior to the Healthdyne Annual Meeting in order that shareholders can be informed as to whether Invacare's proposal can be properly and lawfully considered.

     WHEREFORE, Healthdyne requests that this Court:

     1. Enter a judgment declaring that the Invacare proposed bylaw amendment is in violation of Georgia law;

     2. Preliminarily and permanently enjoin Invacare from soliciting proxies in support of its illegal bylaw proposal; and

     3. Grant such other and further relief as may be necessary or appropriate.

     DATED this 14th day of April, 1997.

                                             Respectfully submitted,

                                             TROUTMAN SANDERS LLP


                                             ----------------------------
                                             Winifred D. Simpson
                                             Georgia Bar No. 648275
                                             John M. Bowler
                                             Georgia Bar No. 071770


NationsBank Plaza
600 Peachtree Street, N.E.
Suite 5200
Atlanta, Georgia 30308-2216
(404) 885-3000

Of Counsel
Edward P. Welch
Herbert W. Mondros
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM (DELAWARE)
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

ATTORNEYS FOR DEFENDANT-COUNTERCLAIM
PLAINTIFF HEALTHDYNE TECHNOLOGIES, INC.

                     IN THE UNITED STATES DISTRICT COURT
                      FOR NORTHERN DISTRICT OF GEORGIA
                              ATLANTA DIVISION



            INVACARE CORPORATION and         :
            I.H.H. CORP.,                    :
                                             :
                               Plaintiffs,   :
                                             : CIVIL ACTION NO.
                         v.                  :
                                             : 1:97-CV-0205-CC
            HEALTHDYNE TECHNOLOGIES, INC.,   :
            et al.                           :
                                             :
                               Defendants.   :



                           CERTIFICATE OF SERVICE

     I hereby certify that I have this day served a copy of the foregoing COUNTERCLAIM upon the interested parties by the following means addressed as follows:

       VIA HAND DELIVERY                   VIA FIRST CLASS MAIL
       M. Robert Thornton                  J. Andrew Ward
       Michael R. Smith                    SIMPSON THACHER & BARTLETT
       David J. Onorato                    425 Lexington Avenue
       KING & SPALDING                     New York, New York 10017
       191 Peachtree Street, N.E.
       Atlanta, Georgia  30303

                 This 14th day of April, 1997.



                                    ------------------------
                                    John M. Bowler

                                                                      EXHIBIT 39

                     IN THE UNITED STATES DISTRICT COURT
                     FOR THE NORTHERN DISTRICT OF GEORGIA
                          ATLANTA DIVISION

                INVACARE CORPORATION and     :
                I.H.H. CORP.,                :
                                             :
                               Plaintiffs,   :
                                             : CIVIL ACTION NO.
                                   v.        :
                                             : 1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.,               :
CRAIG B. REYNOLDS,                           :
J. TERRY DEWBERRY,                           :
ALEXANDER H. LORCH,                          :
J. LELAND STRANGE,                           :
JAMES J. WELLMAN and                         :
J. PAUL YOKUBINAS,                           :
                                             :
                                 Defendants. :

               OPENING BRIEF OF COUNTERCLAIM PLAINTIFF HEALTHDYNE
                  TECHNOLOGIES, INC. IN SUPPORT OF ITS MOTION
                              FOR SUMMARY JUDGMENT

               --------------------------------------------------


                                        TROUTMAN SANDERS LLP
                                        NationsBank Plaza
                                        600 Peachtree Street, N.E.
                                        Suite 5200
                                        Atlanta, GA  30308-2216
                                        (404) 885-3000

OF COUNSEL:

SKADDEN, ARPS, SLATE,
  MEAGHER & FLOM (DELAWARE)
One Rodney Square
P.O. Box 636
Wilmington, DE  19899
(302) 651-3000

                               TABLE OF CONTENTS


PRELIMINARY STATEMENT............................................    1
STATEMENT OF FACTS...............................................    4
 1.       Background.............................................    4
 2.       The Grossly Inadequate Invacare Offers.................    5
 3.       The Healthdyne Rights Plan.............................    7
 4.       Invacare's Bylaw Attack on the
          Continuing Director Feature............................    9

ARGUMENT AND CITATION OF AUTHORITIES.............................   12

I.   Healthdyne's Motion for Summary Judgment
     Should be Granted...........................................   12

II.  The Proposed Bylaw Illegally Usurps the
     Board's Exclusive Authority Over the Rights Plan............   12

III. The Proposed Bylaw Illegally Usurps the Board's
     Exclusive Authority to Manage the Corporation...............   14

CONCLUSION.......................................................   19

                             PRELIMINARY STATEMENT

     Counterclaim Defendant, Invacare Corporation ("Invacare"), has made a hostile tender offer for Healthdyne Technologies, Inc. ("Healthdyne"), a Georgia corporation, and is attempting to acquire Healthdyne at the lowest possible price. Invacare's proposals to acquire Healthdyne at $12.50, $13 and now $13.50 per share have already been rejected as grossly inadequate. The board of directors of Healthdyne (the "Board") has determined that Healthdyne's strategic plan will bring more value to shareholders than Invacare's grossly inadequate offer. Indeed, Healthdyne just announced outstanding results for the first quarter of 1997.

     Healthdyne's management is not alone in their recognition of the gross inadequacy of the offer. The market concurs that the hostile offer is too low. Invacare's most recent offer remains below the current market price. A Wall Street analyst unaffiliated with Healthdyne recently reported:

      Based on our new 1997 estimate of $0.75 and our long term EPS growth rate of 22%, we believe that Healthdyne should trade on the $16-18 range over the next 12 months on a stand-alone basis and even more on a takeout....
      [H]ostile suitor Invacare's tactics currently make little sense to us...

(Dillon, Read & Co. Inc., April 8, 1997, a true and correct copy of which is attached hereto as Ex. A) Healthdyne's shareholders also recognize that Invacare has made a grossly inadequate offer: only seventeen (17) percent of Healthdyne shareholders have tendered into the offer.

     Healthdyne shareholders are protected from Invacare's grossly inadequate hostile offer by Healthdyne's shareholders Rights Plan. Like thousands of other public corporations, Healthdyne has a shareholders Rights Plan, sometimes referred to as a poison pill, which enables the Healthdyne Board to play an active role in responding to a hostile bidder like Invacare. Indeed, the presence of the Rights Plan, and the ability of the Healthdyne Board to say "no" to Invacare's grossly inadequate offers, have already played a critical role in Invacare's decisions to increase its price twice (even though its most recent offer remains grossly inadequate).

     One of the important provisions of the Healthdyne Rights Plan is known as a "continuing director" feature. That provision, endorsed from a policy standpoint in both the Georgia Business Combination Statute and the Georgia Fair Price Statute, requires that the votes of "continuing directors" (as defined in the Rights Plan) be cast in favor of certain transactions as a prerequisite to an effective board vote.

     In its January 27, 1997 complaint, Invacare requested injunctive and declaratory relief that would invalidate the Rights Plan, the Georgia Business Combination Statute and the Georgia Fair Price Statute. In implicit recognition of the weakness of its case, Invacare has made no motion for declaratory or injunctive relief regarding those claims.

     Instead, Invacare has developed a new strategy. Invacare has now proposed a bylaw amendment which would purportedly require the Healthdyne Board to repeal the continuing director feature of the Rights Plan.

     The Invacare bylaw is legally defective in two respects, either of which renders Invacare's proposal invalid as a matter of law. First, the proposed bylaw illegally infringes on the Board's statutory duty to exercise its "sole discretion" in determining the terms and conditions of a Rights Plan. Ga. Code Ann. Section 14-2-624. Second, a bylaw cannot restrict the management authority of Healthdyne's Board in any respect. Invacare apparently agrees with this conclusion. In its own complaint filed with this Court, Invacare repeatedly alleges that under Georgia law, the board of directors manages a Georgia corporation "subject only to limitations contained in the corporation's articles of incorporation." Invacare Complaint, 48, 69 (emphasis added).

     In other words, the bylaw amendment proposed by Invacare violates Georgia law. As set forth more fully below, Healthdyne's motion for summary judgment with respect to the invalidity of Invacare's proposed bylaw should be granted.

                               STATEMENT OF FACTS

     1. BACKGROUND.

     Healthdyne is a Georgia corporation with its principal place of business in Marietta, Georgia. Healthdyne has emerged as an innovator and industry leader in the development and manufacturing of proprietary respiratory and sleep disorder products. Among other things, the Company designs, manufactures and distributes high technology diagnostic and therapeutic devices, particularly sleep disorder products, respiratory therapy products and infant and obstetrical monitoring products. Healthdyne's growth over the years has been impressive, due largely to the timely development of numerous new products, most of which ultimately have achieved leadership in their respective markets. Revenues have grown from approximately $11 million in 1986 to approximately $118 million in 1996.

     Invacare is an Ohio corporation with its principal place of business in Elyria, Ohio. Over the past three years, Invacare has approached Healthdyne on several occasions to discuss possible business combination transactions, and on each occasion, after due consideration of the Invacare overture, Healthdyne determined not to pursue a transaction with Invacare.

     2. THE GROSSLY INADEQUATE INVACARE OFFERS.

     On January 2, 1997, Invacare's chairman sent a letter to Healthdyne's president, Mr. Craig Reynolds, indicating Invacare's continuing interest in a combination and proposing to acquire Healthdyne in a negotiated merger transaction in which shareholders of Healthdyne would receive $12.50 in cash for each share of Healthdyne Common Stock. Following careful consideration and an extensive presentation by Healthdyne's financial advisor, Cowen & Company ("Cowen"), the Healthdyne Board, on January 23, 1997, concluded that Invacare's offer was grossly inadequate from a financial point of view.

     On the following Monday, January 27, 1997, Invacare commenced an unsolicited tender offer for all outstanding shares of Healthdyne Common Stock at $13 per share (the "$13 Offer") and began litigation against Healthdyne and all of its directors (except Chairman Petit who was at the time personally represented by Invacare's counsel). Invacare also announced its intention to eliminate any Healthdyne shareholders who did not tender by means of a second-step merger. After further financial advice from Cowen and additional discussions, the Healthdyne Board, on January 30, 1997, again concluded that the Invacare Offer was grossly inadequate from a financial point of view.

     On March 31, 1997, Invacare increased its offer to $13.50 per share. The Healthdyne Board, after careful consideration, and advice from Healthdyne's financial advisors that the price was grossly inadequate, also rejected Invacare's $13.50 offer. The Board, which is composed of a majority of independent directors, unanimously concluded that the Invacare offer does not reflect the long-term value of Healthdyne and that the shareholders' interests will best be served by Healthdyne's remaining independent. The correctness of this strategy has been confirmed by Healthdyne's outstanding results for the first quarter of 1997.

     The market has also concluded that Invacare's lowball bid does not reflect the value of Healthdyne. The market price of Healthdyne's stock remains significantly higher than the Invacare offer. In addition, independent third-party analysts have criticized Invacare's bid as

"awkwardly low." (Tucker Anthony report, 4/9/97, a true and correct copy of which is attached hereto as Ex. B. See also Dillon Reed report, 4/8/97, Ex.
A). Despite the fact that it has been outstanding since January, only 17 percent of the shareholders have tendered into Invacare's offer.

     3. THE HEALTHDYNE RIGHTS PLAN.

     Like thousands of other corporations across the country, Healthdyne has adopted a shareholders rights plan. Rights plans, sometimes referred to as poison pills, have almost universally been recognized as not only lawful, but necessary to protect shareholders from inadequately priced hostile offers and other coercive takeover tactics. Among other things, a rights plan makes consummation of a tender offer prohibitively expensive until such time as the rights are redeemed. In this manner, a rights plan allows corporate directors the time needed to properly respond to the offer.

     Recognizing the importance of rights plans, the Georgia legislature, in 1989, amended the Georgia corporation law to explicitly provide for shareholders rights plans like the one adopted by Healthdyne. See Ga. Code Ann. Section 14-2-624. Many Georgia corporations have adopted plans similar to Healthdyne's. Moreover, thousands of corporations across the country, acting pursuant to similar statutes, have also adopted similar plans. Invacare's own board has approved and adopted a rights plan.

     As with many rights plans,(1) the Healthdyne Rights Plan includes what is known as a "continuing director" feature. In general, the continuing director feature requires that, in order for the Board of Directors to redeem the rights, the redemption must have been approved by one or more directors who were members of the Board prior to the adoption of the plan, or who were subsequently elected to the Board with the recommendation and approval of the other continuing directors. The purpose of the continuing director feature is to prevent shareholder oppression, in the event that a bidder were able to seize a majority position on the Board, by creating shareholder confusion, a false sense of urgency, or otherwise. Under such circumstances, the vote of the continuing directors would be required to redeem the rights. The continuing directors would also be in a position to veto any squeeze-out or other oppressive or unfair transactions directed at shareholders. (2)

------------------
(1) Indeed, one of Invacare's nominees for Healthdyne's Board of Directors, Bill R. Sanford, is Chairman and CEO of a company that has a rights plan with a continuing director provisions similar to Healthdyne's.

(2) The continuing director feature, like the other features of the Rights Plan, was adopted pursuant to Section 624 of the Georgia Business Corporate Code, which emphasizes the authority of the Board "to

     Thus, continuing director features are fully consistent with the protection of shareholder interests. Moreover, Georgia law explicitly endorses the continuing director concept in both the Georgia Fair Price statute, Ga. Code Ann. Section 14-2-1110, and the Georgia Business Combination statute. Ga. Code Ann. Section 14-2-1132. The Georgia legislature has thus repeatedly affirmed the importance from the standpoint of public policy of continuing directors in the protection of shareholder rights.


     4.   INVACARE'S BYLAW ATTACK ON THE CONTINUING
          DIRECTOR FEATURE.

     In apparent recognition of the weakness of its complaint, Invacare has not pressed any of its original claims. In nearly three months, it has only brought a motion based on an issue not even raised in its complaint -- a premature request to compel an annual meeting. Invacare has lost interest in pursuing its broad and baseless attacks on the authority of the Healthdyne Board and the General Assembly of Georgia and has developed a new strategy.

--------------------
 (...continued)
     determine, in it sole discretion, the terms and conditions" of the rights. Ga. Code Ann. Section 14-2-624. Moreover, Section 624 emphasizes that the terms and conditions of rights "need not be set forth in the articles of incorporation." Ga. Code Ann. Section 14-2-624 (emphasis added).

     On or about March 20, 1997, Healthdyne received from Invacare a notice of business to be brought before the 1997 Annual Meeting of shareholders of Healthdyne (the "Invacare Notice").(3) Among other things, the Invacare Notice stated that it was Invacare's current intention to appear in person and/or by proxy at the Healthdyne Annual Meeting to introduce certain matters for consideration by the shareholders of Healthdyne. The Invacare Notice admits that Invacare intends to make certain proposals in order to facilitate its Offer and proposed merger.

     One of the proposals which Invacare says it intends to introduce would prevent the Healthdyne Board from enforcing the continuing director feature of the Healthdyne Rights Plan. This proposal purports to require the Board to amend the Rights Plan to eliminate the continuing director feature. Invacare will attempt to achieve this by means of a bylaw which places limitations on the authority of the Healthdyne Board.(4) As explained below, the proposed bylaw

-----------------------
(3) A copy of the Invacare Notice is attached to Healthdyne's counterclaim as Exhibit A.

(4) In particular, shareholder proposal No. (2) identified in the Invacare Notice is as follows:

          a proposal, to be considered prior to election of directors at the Annual Meeting, to amend the Bylaws to provide that the Board of Directors shall have no authority to take any action, or

---------------------
(....continued)

          omit to take any action, the effect of which action or omission would be to impose, or permit to continue or be imposed, any limitation (directly or indirectly, and including any such limitation imposed by means of a requirement for concurrence or other action by any particular director or particular type of director), resulting from or becoming operative in light of, in whole or in part, a change of the composition of the Board of Directors (whether or not under specified circumstances), on the exercise by any future Board of Directors of any power or authority that it would otherwise have, including any such limitation on the ability of a Board of Directors to redeem or amend any shareholder rights plan of the Company which limitation results from or becomes operative in light of, in whole or in part, a change in the composition of the Board of Directors (whether or not under specified circumstances). In particular, but not in limitation, such amendment will also specifically provide that the incumbent Board of Directors will be in violation of the Bylaws if such Board, including any requisite group of "continuing directors", fails to immediately take all necessary action (prior to the consideration of the election of directors at the Annual Meeting) to amend any shareholder rights plan of the Company to remove all such limitations. Such amendment will further provide that such Bylaw may not be amended, or any new Bylaw provision which is in any manner inconsistent therewith be adopted, without the approval of the shareholders;

(Emphasis added).

which Invacare intends to submit for shareholder approval at the Healthdyne Annual Meeting violates Georgia law and is not a proper proposal for consideration at the Healthdyne Annual Meeting.

                      ARGUMENT AND CITATION OF AUTHORITIES


I.   HEALTHDYNE'S MOTION FOR SUMMARY JUDGMENT SHOULD BE GRANTED.

     A motion for summary judgment should be granted where "there is no genuine issue of material fact and that the moving party is entitled to summary judgment as a matter of law." Bennett v. United States, 102 F.3d 486, 488 (11th Cir. 1996). A factual dispute is only "material" if it "might affect the outcome of the case under the governing law." Id. Here, the material record regarding Healthdyne's counterclaim is entirely undisputed. Therefore, Healthdyne's motion for summary judgment should be granted because, as shown below, Healthdyne is entitled to judgment as a matter of law.


II. THE PROPOSED BYLAW ILLEGALLY USURPS THE BOARD'S EXCLUSIVE AUTHORITY OVER THE RIGHTS PLAN.


     The proposed bylaw would mandate that the Board amend the Rights Plan to remove the continuing director provision. Invacare's proposal thus would preclude the directors from exercising their own discretion with respect to whether amending the Rights Plan will serve the best interests of the corporation and its shareholders. The proposed bylaw violates Georgia law.

     Section 624 of the Georgia Business Corporation Code (the "GBCC") specifically authorizes directors of Georgia corporations to adopt shareholder rights plans and to define the terms of those plans. That section emphasizes the authority of the Board of Directors "to determine, in its sole discretion, the terms and conditions of the rights ... issuable pursuant to [Section 624]. Such terms and conditions need not be set forth in the articles of incorporation." Ga. Code Ann. Section 14-2-624. The official Comment to Section 624 explains that "the discretion granted to the board of directors to issue rights ... and set their terms under subsection (a) is intended to be limited only by the directors' fiduciary obligations to the corporation." Ga.
Code Ann. Section  14-2-624, Comment.

     The proposed bylaw would intrude upon the "sole discretion" of the Board -- indeed it would eradicate the Board's authority to apply any discretion. The bylaw would order the Board to rescind its prior valid action and would dictate the time at which the directors had to take such action. (See Counterclaim Ex. A). Because the proposed bylaw conflicts directly with
Section 624, it is invalid as
a matter of law.  Healthdyne's motion for summary judgment should be granted.


III. THE PROPOSED BYLAW ILLEGALLY USURPS THE BOARD'S EXCLUSIVE AUTHORITY TO MANAGE THE CORPORATION.

     The Proposed Bylaw not only invades the Board's specific powers regarding the Rights Plan, but it infringes upon the Board's exclusive authority to manage the business and affairs of the corporation in general. Under Georgia law, a publicly traded corporation such as Healthdyne cannot have restrictions on the authority of the board of directors in its bylaws. See Ga. Code Ann.
Section 14-2-801(b) and Section 14-2-731(c).

     While Section 801(b) of the GBCC makes reference to limitations appearing in "bylaws approved by the shareholders," the official Comment of that section makes clear that this section must be read in conjunction with Section 731(c). That Section does not apply to corporations whose shares are listed on a national securities exchange or regularly quoted in the markets maintained by securities dealers or brokers, such as Healthdyne. See Ga. Code Ann. Section 14-2-801, Comment & 14-2-731. Moreover, even a private corporation can only limit the authority of a board of directors by a unanimous vote of "all the shareholders." Ga. Code Ann. Section 14-2-731(c). The official Comment to
Section 801(b) provides, in pertinent part:

             [s]ubsection (b) should be read in conjunction with Section 14-2-731(c), which provides that if either articles of incorporation, bylaws, or a separate agreement restrict the power of the board to manage the business, it must be approved by all of the shareholders in order to be insulated from attack as an attempt to manage the corporation as if it were a partnership."

Ga. Code Ann. Section  801(b), Comment (emphasis added).(5)

     Two other sections of the GBCC, Sections 920 and 1020, involve the mechanisms whereby shareholders or close corporations can limit the authority of the board. These sections further make clear that a bylaw limitation on the board's authority may only be employed in privately held corporations and with the unanimous consent of the share holders. The official Comment of Section 920, the section which applies when shareholders of a statutory close
----------------------------
(5) Invacare's proposed bylaw would cause Healthdyne to be managed as a partnership with respect to critical issues involving the Company's response to a hostile tender offer. An important difference between a statutory corporation and a partnership is that corporate shareholders "do not participate directly in management." Alan R. Bromberg & Larry E. Ribstein, Bromberg and Ribstein on Partnership Section 101(b)(2)(1996). "The management of the affairs of the corporation is in the hands of the directors. The stockholders have committed its management to their judgment." Malone v. Armor Insulating Co., 12 S.E.2d 299, 301 (Ga. 1940). Invacare proposes that the shareholders directly manage the affairs of the corporation by ordering the directors to amend the Rights Plan and even dictating the time when the directors should take that action.

corporation agree to directly exercise the management authority of that corporation, emphasizes that:

      [A]rrangements permitted for statutory close corporations are also permitted for other corporations, provided the corporation does not have shares traded regularly in public securities markets.... All the shareholders must enter into the agreement, if it is one covered by this section.

Ga. Code Ann. Section  14-2-920, Comment.

     The other pertinent section, Section 1020(c), addresses the extent to which the authority to amend the bylaws is vested exclusively in the stockholders, in contrast to board amendments to certain provisions of the bylaws. See Ga. Code Ann. Section 14-2-1020.(6) Section 1020(c) provides that a "bylaw limiting the authority of the board of directors ... may only be adopted, amended or repealed by the shareholders." Ga. Code Ann. Section 14-2-1020(c) (emphasis added). This provision does not alter the standard set in Section 801(b), but merely provides that where lawfully adopted (in private corporations and by unanimous vote of the shareholders), such bylaw amendments cannot be changed by the Board. The official Comment explains that:
----------------------------

(6) Section 1020 is in Part 2 of Article 10 of the GBCC, which is entitled "Amendment Of Bylaws." Section 1020 is entitled: "Amendment By Board Of Directors Or Shareholders." Ga. Code Ann. Section 14-2-1020.

      Section 14-2-801 permits bylaw limitations on the authority of the board
      .... [T]he Model Act limited such provisions to the articles of incorporation, which require shareholder approval for amendment. In order to achieve the same protection for such provisions when placed in the bylaws, it was necessary to "lock in" these provisions against board amendment.

Ga. Code Ann. Section  14-2-1020, Comment.

     Sections 801(b) and 731(c), when read together (as the official Comment instructs), permit bylaw limitations on the authority of the Board only where the corporation is not publicly traded and where the bylaw has been unanimously approved by the stockholders. Since Healthdyne is a publicly traded Georgia corporation, the authority of Section 801(b) and 731(c) to restrict the authority of the board of directors in a bylaw is inapplicable. Moreover, since the proposal is already not supported by a number of substantial shareholders, there is absolutely no possibility of unanimous approval of the provision.

     A leading treatise on Georgia corporate law confirms that requirements of
Section 731(c) apply to bylaw limitations:

      [t]he corporate powers which reside in the Board are to be exercised by or under the authority of, and the business and affairs of the corporation are to be managed under the direction of, the Board.... [T]he articles of incorporation, the
      bylaws approved by the shareholders ... or an agreement among shareholders under the provisions of GBCC Section 14-2-731 may define or limit the duties or powers of the Board.... [A] reduction in the power of the Board from either of the statutory models, if contained in an amendment to the bylaws, must be approved by all shareholders.

Elliot Goldstein, Georgia Corporation Law & Practice, at 171-72 (citations omitted) (emphasis added).

     This construction of the applicable statutes is fully consistent with Georgia law governing principles of statutory construction. It is well-settled that a statute must be viewed so as to make "'all its parts harmonize and to give a sensible and intelligent effect to each part.'" State Farm Mutual Auto. Ins. v. Day, 195 Ga.App. 823, 824, 394 S.E.2d 913, 914 (1990) (quoting Houston
v. Lowes of Savannah, 235 Ga. 201, 203, 219 S.E.2d 115 (1975)).  These
principles require that Sections 731(c) and 801(b) of the GBCC, which pertain to the same subject matter, be construed together. See City of LaGrange v. Georgia Power Co., 185 Ga.App. 60, 62, 363 S.E.2d 286, 287 (1988).

     Even Invacare agrees that a restriction on the authority of Healthdyne's Board cannot be placed in a bylaw. Invacare alleged at Paragraph 48 of its complaint:

             [U]nder O.C.G.A. Section 14-2-801, duly elected directors are empowered to exercise all corporate powers and to direct the management of the business and affairs of the corporation, subject only to limitations contained in the corporation's articles of incorporation. (emphasis added).

Invacare made a similar allegation at paragraph 69 of its complaint:

             Subject only to limitations contained in the articles of incorporation, the duly elected directors are empowered to exercise all corporate powers and to direct the management of the business and affairs of the corporation. (emphasis added).

Because Invacare's bylaw proposal purports to impose limitations on Healthdyne's Board of Directors through a bylaw amendment, it is, by Invacare's own admission, in violation of Georgia law.

     The proposed bylaw which Invacare intends to submit for shareholder approval at the Healthdyne Annual Meeting is thus in violation of Georgia law and is not a proper proposal for consideration at the Healthdyne Annual Meeting.

                                   CONCLUSION

     For the reasons set forth above, the proposed bylaw which Invacare intends to submit for shareholder approval at the Healthdyne Annual Meeting is in violation of Georgia law and is not a proper proposal for consideration at the Healthdyne Annual Meeting. A ruling to this effect by this Court is necessary prior to the Healthdyne Annual Meeting in order that shareholders can be fully informed with respect to the scope of proposals for consideration.
Healthdyne's motion for summary judgment should be granted.

     Respectfully submitted this 14th day of April, 1997.

                        TROUTMAN SANDERS LLP




                        ----------------------------
                        Winifred D. Simpson
                        Georgia Bar No. 648275
                        John M. Bowler
                        Georgia Bar No. 071770
                        NationsBank Plaza
                        600 Peachtree Street, N.E.
                        Suite 5200
                        Atlanta, GA  30308-2216

                        (404) 885-3000

Of Counsel
Edward P. Welch
Herbert W. Mondros
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
     MEAGHER & FLOM (DELAWARE)
One Rodney Square
P.O. Box 636
Wilmington, Delaware  19899
(302) 651-3000

ATTORNEYS FOR DEFENDANT
HEALTHDYNE TECHNOLOGIES, INC.

                      IN THE UNITED STATES DISTRICT COURT
                        FOR NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION

                INVACARE CORPORATION and     :
                I.H.H. CORP.,                :
                                             :
                               Plaintiffs,   :
                                             : CIVIL ACTION NO.
                      v.                     :
                                             : 1:97-CV-0205-CC
            HEALTHDYNE TECHNOLOGIES, INC.,   :
            et al.                           :
                                             :
                             Defendants.     :


                             CERTIFICATE OF SERVICE

     I hereby certify that I have this day served a copy of the foregoing OPENING BRIEF OF COUNTERCLAIM PLAINTIFF HEALTHDYNE TECHNOLOGIES, INC. IN SUPPORT OF ITS MOTION FOR SUMMARY JUDGMENT upon the interested parties by the following means addressed as follows:

VIA HAND DELIVERY                              VIA FIRST CLASS MAIL
M. Robert Thornton                             J. Andrew Ward
Michael R. Smith                               SIMPSON THACHER & BARTLETT
David J. Onorato                               425 Lexington Avenue
KING & SPALDING                                New York, New York 10017
191 Peachtree Street, N.E.
Atlanta, Georgia 30303

                                 This 14th day of April, 1997.




                                 -----------------------
                                 John M. Bowler

                                                                   EXHIBIT 40


                                     (LOGO) HEALTHDYNE
                           M. WAYNE BOYLSTON
                           ------------------------------------
                           CONTACT
HEALTHDYNE TECHNOLOGIES    APRIL 17, 1997
ANNOUNCES DESIGNATION      ------------------------------------
OF ANNUAL MEETING DATE     RELEASE DATE
                           (770) 499-1212
                           ------------------------------------
                           PHONE


FOR IMMEDIATE RELEASE

     Marietta, Georgia, April 17, 1997 -- Healthdyne Technologies, Inc. (Nasdaq:HDTC) today announced that July 30, 1997 has been designated as the date for the Company's 1997 Annual Shareholders' Meeting. The Company established June 23, 1997 as the record date for determining the shareholders entitled to vote at the meeting.

     The Company indicated that its Board of Directors has approved the following individuals as its nominees for directors to be elected at the 1997 Annual Shareholders' Meeting: Parker H. Petit, J. Terry Dewberry, James J. Wellman, M.D., Alexander H. Lorch, J. Leland Strange, J. Paul Yokubinas, and Craig B. Reynolds. The Board of Directors also unanimously recommended that the shareholders reject the nominees for directors and by-law amendments proposed by Invacare Corporation in connection with its unsolicited, hostile tender offer and related proxy contest.

     "We look forward to our 1997 Annual Shareholders' Meeting which has now been set for late July," said Parker H. Petit, the Company's Chairman of the Board. "Our second quarter results should be released by mid-July, and we believe that our second quarter results will demonstrate further progress in the execution of our strategic plan and will support Healthdyne Technologies remaining an independent company."
     Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.
     This press release contains forward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third-party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 10-K, 8-K and 10-Q.

                                                                          NEWS
     RELEASE

    1255 KENNESTONE CIRCLE - MARIETTA, GEORGIA 30066 - (770) 499-1212 - FAX
                                 (770) 421-1684

                            PARTICIPANT INFORMATION

     In addition to Healthdyne Technologies, other participants in any proxy solicitation by Healthdyne Technologies in connection with its 1997 annual meeting may include the following directors and executive officers of Healthdyne
Technologies: Parker H. Petit, Chairman of the Board; Craig B. Reynolds, President, Chief Executive Officer and Director; J. Terry Dewberry, Director; Alexander H. Lorch, Director; J. Leland Strange, Director; James J. Wellman, M.D., Director; J. Paul Yokubinas, Director; Robert M. Johnson, Senior Vice President -- Business Development; John L. Miclot, Senior Vice
President -- Sales and Marketing; Robert E. Tucker, Senior Vice
President -- Operations; M. Wayne Boylston, Vice President -- Finance, Chief Financial Officer and Treasurer; Leslie R. Jones, Vice President, General Counsel and Secretary; and Jeffrey A. North, Corporate Controller. The above-referenced individuals beneficially own an aggregate of 1,513,729 shares of Healthdyne Technologies' common stock (including shares underlying vested options). Healthdyne Technologies has retained Morrow & Co., Inc. to act as information agent and proxy solicitor in connection with the Invacare offer for customary fees. Although Cowen & Company ("Cowen"), which is acting as financial advisor to Healthdyne Technologies in connection with the Invacare offer, does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Cowen may assist Healthdyne Technologies in such a solicitation: Rob Valdez (Managing Director) and Ned Brown (Director). Cowen will receive customary financial advisor fees, reimbursement and indemnification from Healthdyne Technologies in connection with the Invacare offer. Cowen will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Cowen engages in a full range of investment banking, research, sales, trading, market-making, brokerage, asset management and correspondent clearing services for institutional and individual clients. In the ordinary course of its business, Cowen maintains customary arrangements and effects transactions in the securities of Healthdyne Technologies for the accounts of its customers. As a result of its engagement by Healthdyne Technologies, Cowen has restricted its proprietary trading in the securities of Healthdyne Technologies (although it may still execute trades for customers on an unsolicited agency basis).

                                    #  #  #

                                                                   EXHIBIT 41



                                HEALTHDYNE LOGO


                                                                  April 17, 1997


Dear Fellow Healthdyne Technologies Shareholder:

     I am writing to give you another update on the Invacare hostile takeover attempt and again urge you not to tender your shares to Invacare.

     Invacare has extended its tender offer three times and the offer is now scheduled to expire on April 28. When the offer was last extended, only 17 percent of the Healthdyne Technologies shares had been tendered to Invacare. Since Invacare is not in a position to buy any shares at this time, Invacare undoubtedly will extend its tender offer again on April 28.


     You should have received the press release reporting Healthdyne Technologies' first quarter financial performance. Personally, I believe those results were outstanding. Your Company's revenues grew 30 percent over the first quarter of 1996. Net earnings for the first quarter of 1997 reached $2.1 million, or $0.16 per share, excluding an after-tax charge of $780,000, or $0.06 per share, for expenses associated with Invacare's hostile takeover attempt. This compares to net earnings of $1.8 million, or $0.14 per share, in the first quarter of 1996. In addition, operating earnings for the first quarter of 1997 reached $4.0 million, or 11% of revenues, up from $2.8 million, or 8% of revenues, in the fourth quarter of 1996.


     The first quarter results clearly demonstrate the revenue and profit momentum that is coming from the new products that your Company recently introduced. We intend to continue this momentum with two new products being introduced during the second quarter of 1997, and a number of other product introductions are scheduled for the remainder of 1997 and for 1998. We have made major investments in technology and products over the last two years and have repositioned ourselves for the changes in the healthcare markets which we serve.


     Analysts who follow Healthdyne Technologies have concluded in written reports that Invacare's offer makes little sense and that the price Invacare is offering is below their estimated value for your Company's shares. INDEED, THE CURRENT MARKET PRICE OF YOUR COMPANY'S STOCK -- $14 5/8 CLOSE ON APRIL
16 -- SUBSTANTIALLY EXCEEDS INVACARE'S OFFER PRICE. MORE IMPORTANTLY, YOUR BOARD OF DIRECTORS AND THE COMPANY'S FINANCIAL ADVISORS, COWEN & COMPANY, CONTINUE TO BELIEVE THAT INVACARE'S OFFER DOES NOT REFLECT THE TRUE VALUE OF YOUR COMPANY AND IS GROSSLY INADEQUATE.

     Under these circumstances, we see no reason why any shareholder of Healthdyne Technologies should tender shares to Invacare. We urge you not to tender, or if you have already tendered, to withdraw your tender.


     Invacare has resorted to a public relations campaign of misinformation, and I am certain that you will see press releases, newspaper articles and direct communications from Mr. Mixon, Invacare's Chairman, over the coming weeks. This is unfortunate, because it certainly does not serve you, our shareholders, at all. I believe you deserve to be fully informed on the issues and we will continue to update you on the issues as the need arises.


     An article appearing in the April 10 issue of the Atlanta Journal/Constitution contains several quotes from Mr. Mixon that illustrate my point. Mr. Mixon commented that the Dillon Read analyst who recently issued a favorable report on your Company was "in Healthdyne's pocket". In point of fact, Dillon Read, one of the top investment banking institutions in the country, in the past has provided services to your Company's former parent, but has never been engaged by your Company in any capacity and is not being compensated by us in any way. However, a statement in the same article attributed to a vice president of McDonald & Company of Cleveland that "Invacare's $12.50 a share offer was high enough" is particularly interesting because a managing director of McDonald & Company is on Invacare's Board of Directors. Now, you can judge for yourself who is in whose pocket.


     Mr. Mixon has also made allegations in the press that Healthdyne Technologies took unusual steps to "window dress" the results for the first quarter at the expense of subsequent quarters. I can assure you that Mr. Mixon's allegations are not correct, and analysts who follow the Company agree. In addition, Mr. Mixon has not focused on the healthy revenue increases that occurred in the fourth quarter of 1996 as well as the first quarter of 1997. I urge you to wait for our second quarter results to be released in early July and then judge for yourself.


     What is going on is fairly simple to put into perspective. On Invacare's side, Mr. Mixon is doing his utmost to keep the Healthdyne Technologies' stock price low in order to buy your shares at the lowest "bargain price". I expect that his comments to you and the press in the months ahead will all be designed to discredit your Company, its management and its future. It is in Invacare's and his personal interests to do so. From Healthdyne Technologies' standpoint, your Board of Directors and management are working diligently to protect your Company from Invacare's tactics which are designed to replace the current Healthdyne Technologies' Board with their own hand-picked nominees who will then accept Invacare's "bargain offer."



     You, the Healthdyne Technologies' shareholders, have already sent two clear messages to Invacare that you are not interested in their "bargain priced" offer. You have another opportunity on April 28th to send another clear message.


     Your Board of Directors has met, received financial recommendations from our financial advisors, and told you that the $13.50 price is still "grossly inadequate."

Healthdyne Technologies' first quarter results have demonstrated greatly increasing revenues and profits growth. The market price of your shares exceeds Invacare's offer, and analysts have reported favorably on your Company and its future prospects.


     Your Board of Directors just scheduled the Annual Meeting of Shareholders for July 30, 1997. Prior to that date, we will be sending you important information concerning your Company's financial performance. You will have ample time to consider the issues and cast your vote.


     I would ask that you not tender your shares to Invacare. Also, if you have previously tendered your shares, you are reducing your flexibility by leaving them with Invacare over the next several months. You can call the number at the bottom of this letter and withdraw your tender and retain your shares until something more definite takes place.


     Thank you for your continued trust and support.

                                          Sincerely,

                                          /s/ Parker H. Petit

                                          Parker H. Petit
                                          Chairman of the Board

     If you have already tendered your shares to Invacare and wish to change your mind, you can withdraw your shares at any time on or before the expiration of the tender offer. In order to withdraw your shares, please call Morrow & Co., Inc. at (212) 754-8000.

                            PARTICIPANT INFORMATION


     In addition to Healthdyne Technologies, other participants in any proxy solicitation by Healthdyne Technologies in connection with its 1997 annual meeting may include the following directors and executive officers of Healthdyne
Technologies: Parker H. Petit, Chairman of the Board; Craig B. Reynolds, President, Chief Executive Officer and Director; J. Terry Dewberry, Director; Alexander H. Lorch, Director; J. Leland Strange, Director; James J. Wellman, M.D., Director; J. Paul Yokubinas, Director; Robert M. Johnson, Senior Vice President -- Business Development; John L. Miclot, Senior Vice
President -- Sales and Marketing; Robert E. Tucker, Senior Vice
President -- Operations; M. Wayne Boylston, Vice President -- Finance, Chief Financial Officer and Treasurer; Leslie R. Jones, Vice President, General Counsel and Secretary; and Jeffrey A. North, Corporate Controller. The above-referenced individuals beneficially own an aggregate of 1,513,729 shares of Healthdyne Technologies' common stock (including shares underlying vested options). Healthdyne Technologies has retained Morrow & Co., Inc. to act as information agent and proxy solicitor in connection with the Invacare offer for customary fees. Although Cowen & Company ("Cowen"), which is acting as financial advisor to Healthdyne Technologies in connection with the Invacare offer, does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Act of 1934, as amended, or that such
Schedule 14A requires the disclosure of certain information concerning them, the following employees of Cowen may assist Healthdyne Technologies in such a solicitation: Rob Valdez (Managing Director) and Ned Brown (Director). Cowen will receive customary financial advisor fees, reimbursement and indemnification from Healthdyne Technologies in connection with the Invacare offer. Cowen will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Cowen engages in a full range of investment banking, research, sales, trading, market-making, brokerage, asset management and correspondent clearing services for institutional and individual clients. In the ordinary course of its business, Cowen maintains customary arrangements and effects transactions in the securities of Healthdyne Technologies for the accounts of its customers. As a result of its engagement by Healthdyne Technologies, Cowen has restricted its proprietary trading in the securities of Healthdyne Technologies (although it may still execute trades for customers on an unsolicited agency basis.)